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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 2)*

                                 Interdent, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45865R208
      ---------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)

     [_]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 10 pages

                                  SCHEDULE 13G
ISSUER:  Interdent, Inc.                                    CUSIP No.: 45865R208


     1.   Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).

          J.P. Morgan Partners (SBIC), LLC
          13-337-6808
--------------------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)

          (b)
--------------------------------------------------------------------------------

     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Citizenship or Place
          of Organization           Delaware
--------------------------------------------------------------------------------
                                                 $15,000,000.00 in aggregate
                                                 principal amount of 7.0%
                                                 Convertible Subordinated Notes
                                                 convertible into 441,853 shares
                                                 of Common Stock, 1,085,767
                                                 shares of Series D Preferred
                                                 Stock currently convertible
                                                 into 180,961 shares of Common
                                                 Stock and 100 shares of Series
                    5.   Sole Voting Power       A Preferred Stock
                   -------------------------------------------------------------
Number of Shares
Beneficially        6.   Shared Voting Power
Owned              -------------------------------------------------------------
by Each                                          $15,000,000.00 in aggregate
Reporting                                        principal amount of 7.0%
Person With:                                     Convertible Subordinated Notes
                                                 convertible into 441,853 shares
                                                 of Common Stock, 1,085,767
                                                 shares of Series D Preferred
                                                 Stock currently convertible
                                                 into 180,961 shares of Common
                                                 Stock and 100 shares of
                    7.   Sole Dispositive Power  Series A Preferred Stock
                   -------------------------------------------------------------

                    8.   Shared Dispositive Power
--------------------------------------------------------------------------------
                                                 $15,000,000.00 in aggregate
                                                 principal amount of 7.0%
                                                 Convertible Subordinated Notes
                                                 initially convertible into
                                                 441,853 shares of Common Stock,
                                                 1,085,767 shares of Series D
                                                 Preferred Stock currently
                                                 convertible into 180,961 shares
     9.   Aggregate Amount Beneficially          of Common Stock and 100 shares
          Owned by Each Reporting Person         of Series A Preferred Stock

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     11.  Percent of Class Represented by Amount in Row (9)       27.4%
--------------------------------------------------------------------------------

12.  Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------
OO
.................................................................................

.................................................................................

.................................................................................

.................................................................................

.................................................................................

.................................................................................

--------------------------------------------------------------------------------

                               Page 2 of 10 pages

                                  SCHEDULE 13G
ISSUER:  Interdent, Inc.                                    CUSIP No.: 45865R208


PRELIMINARY NOTE: The information contained in this Schedule 13G is being amended to reflect a change in the amount of shares held by J.P. Morgan Partners
(SBIC), LLC and the Controlling Persons of the Reporting Person.

ITEM 1.

          (A)  NAME OF ISSUER:

               Interdent, Inc.

          (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               222 No. Sepulveda Blvd.
               Suite 240
               El Segundo, CA  90245

ITEM 2.

          (A)  NAME OF PERSON FILING:

               J.P. Morgan Partners (SBIC), LLC

               Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

          (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               1221 Avenue of the Americas
               New York, New York  10020

          (C)  CITIZENSHIP:

               Delaware

          (D)  TITLE OF CLASS OF SECURITIES (OF ISSUER):

               Common Stock

          (E)  CUSIP NUMBER:


               45865R208


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TOSS.SS. 240. 13D-1(B) OR 240. 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

          Not applicable.

ITEM 4.   OWNERSHIP

          (A)  AMOUNT BENEFICIALLY OWNED:

               $15,000,000.00 in aggregate principal amount of 7.0% Convertible Subordinated Notes initially convertible into 441,853 shares of Common Stock, 1,085,767 shares of Series D Preferred Stock currently convertible into 180,961 shares of Common Stock and 100 shares of Series A Preferred Stock

                               Page 3 of 10 pages

                                  SCHEDULE 13G
ISSUER:  Interdent, Inc.                                    CUSIP No.: 45865R208


          (B)  PERCENT OF CLASS:

               27.4% (as of December 31, 2003)



          (C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (i) $15,000,000.00 in aggregate principal amount of 7.0% Convertible Subordinated Notes initially convertible into 441,853 shares of Common Stock, 1,085,767 shares of Series D Preferred Stock currently convertible into 180,961 shares of Common Stock and 100 shares of Series A Preferred Stock.

               (ii)   Not applicable.

               (iii) $15,000,000.00 in aggregate principal amount of 7.0% Convertible Subordinated Notes initially convertible into 441,853 shares of Common Stock , 1,085,767 shares of Series D Preferred Stock currently convertible into 180,961 shares of Common Stock and 100 shares of Series A Preferred Stock.

               (iv)   Not applicable.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable.

ITEM 10.  CERTIFICATION

          Not applicable.

                               Page 4 of 10 pages

                                  SCHEDULE 13G
ISSUER:  Interdent, Inc.                                    CUSIP No.: 45865R208


                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2004

                                        J.P. MORGAN PARTNERS (SBIC), LLC



                                        By: /s/ Jeffrey C. Walker
                                            -------------------------------
                                            Name:    Jeffrey C. Walker
                                            Title:   President



                               Page 5 of 10 pages

                                  SCHEDULE 13G
ISSUER:  Interdent, Inc.                                    CUSIP No.: 45865R208


                                  EXHIBIT 2(A)

               This statement is being filed by J.P. Morgan Partners (SBIC), LLC (formerly known as Chase Venture Capital Associates, LLC), a Delaware limited liability company (hereinafter referred to as "JPMP (SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (SBIC) is engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business address and employments of each executive officer and director of JPMP (SBIC).

               JPMP (SBIC) is a wholly owned  subsidiary of J.P. Morgan Partners
(BHCA), L.P. (formerly known as Chase Equity Associates, L.P.), a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located at the same address as JPMP (SBIC). JPMP (BHCA) is also engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P. (formerly known as Chase Capital Partners, a New York general partnership), a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (SBIC), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp. (formerly known as Chase Capital Corporation), a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (SBIC), and is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

               JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.


                               Page 6 of 10 pages

                                  SCHEDULE 13G
ISSUER:  Interdent, Inc.                                    CUSIP No.: 45865R208

                                                                      SCHEDULE A

                        J.P. MORGAN PARTNERS (SBIC), LLC


                              EXECUTIVE OFFICERS(1)

President                                    Jeffrey C. Walker*
Chief Investment Officer                     Arnold L. Chavkin*
Managing Director                            Dr. Dana Beth Ardi*
Managing Director                            Christopher C. Behrens*
Managing Director                            Julie Casella-Esposito*
Managing Director                            Rodney A. Ferguson*
Managing Director                            Cornell P. French*
Managing Director                            Michael R. Hannon*
Managing Director                            Alfredo Irigoin*
Managing Director                            Andrew Kahn*
Managing Director                            Jonathan R. Lynch*
Managing Director                            Stephen P. Murray*
Managing Director                            Timothy Purcell*
Managing Director                            Faith Rosenfeld*
Managing Director                            Shahan D. Soghikian*
Managing Director                            Timothy J. Walsh*
Managing Director                            Richard D. Waters, Jr.*
Managing Director                            Damion E. Wicker, M.D.*


                                  DIRECTORS(1)

                               Jeffrey C. Walker*


---------------------------
(1)  Each of whom is a United  States  citizen  except for  Mr. Irigoin.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.


                               Page 7 of 10 pages

                                  SCHEDULE 13G
ISSUER:  Interdent, Inc.                                    CUSIP No.: 45865R208

                                                                      SCHEDULE B

                               JPMP CAPITAL CORP.


                             EXECUTIVE OFFICERS(1)

President                                   Jeffrey C. Walker*
Chief Investment Officer                    Arnold L. Chavkin*
Managing Director                           Dr. Dana Beth Ardi*
Managing Director                           Christopher C. Behrens*
Managing Director                           Julie Casella-Esposito*
Managing Director                           Rodney A. Ferguson*
Managing Director                           Cornell P. French*
Managing Director                           Michael R. Hannon*
Managing Director                           Alfredo Irigoin*
Managing Director                           Andrew Kahn*
Managing Director                           Jonathan R. Lynch*
Managing Director                           Stephen P. Murray*
Managing Director                           Timothy Purcell*
Managing Director                           Faith Rosenfeld*
Managing Director                           Shahan D. Soghikian*
Managing Director                           Timothy J. Walsh*
Managing Director                           Richard D. Waters, Jr.*
Managing Director                           Damion E. Wicker, M.D.*



                                  DIRECTORS(1)

                              William B. Harrison**
                               Jeffrey C. Walker*


---------------------------
(1)  Each of whom is a United  States  citizen  except for  Mr. Irigoin.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


                               Page 8 of 10 pages

                                  SCHEDULE 13G
ISSUER:  Interdent, Inc.                                    CUSIP No.: 45865R208

                                                                      SCHEDULE C

                             J.P. MORGAN CHASE & CO.

                              EXECUTIVE OFFICERS(1)

Chairman of the Board and Chief Executive Officer       William B. Harrison Jr.*
Vice Chairman                                           David A. Coulter*
Vice Chairman                                           Thomas B. Ketchum*
Vice Chairman                                           Donald H. Layton*
Vice Chairman                                           Jeffrey C. Walker**
Vice Chairman; Head of Finance, Risk Management
  and Administration                                    Marc J. Shapiro*
Executive Officer                                       Donald H. McCree III*
Executive Vice President; Chief Financial Officer       Dina Dublon*
Executive Vice President; Head of Market
  Risk Management                                       Lesley Daniels Webster*
General Counsel                                         William H. McDavid*
Director of Human Resources                             John J. Farrell*
Director of Corporate Marketing and Communications      Frederick W. Hill*
Controller                                              Joseph L. Scalfani*


---------------------------
(1)  Each of whom is a United States citizen.

* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.


                               Page 9 of 10 pages

                                  SCHEDULE 13G
ISSUER:  Interdent, Inc.                                    CUSIP No.: 45865R208


                                  DIRECTORS(1)

                               PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                          BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer              Retired Chairman of the Board and
                               Chief Executive Officer
                               Deere & Company
                               One John Deere Place
                               Moline, IL 61265
--------------------------------------------------------------------------------
 Riley P. Bechtel              Chairman and Chief Executive Officer
                               Bechtel Group, Inc.
                               P.O. Box 193965
                               San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.         President and Chief Executive Officer
                               The Hearst Corporation
                               959 Eighth Avenue
                               New York, New York  10019
--------------------------------------------------------------------------------
 John H. Biggs                 Former Chairman and Chief Executive Officer
                               TIAA-CREF
                               730 Third Avenue
                               25th Floor
                               New York, NY  10017
--------------------------------------------------------------------------------
 Lawrence A. Bossidy           Chairman of the Board
                               Honeywell International
                               P.O. Box 3000
                               Morristown, NJ 07962-2245
--------------------------------------------------------------------------------
 M. Anthony Burns              Chairman of the Board
                               Ryder System, Inc.
                               3600 N.W. 82nd Avenue
                               Miami, Florida 33166
--------------------------------------------------------------------------------
Ellen V. Futter                President and Trustee
                               American Museum of Natural History
                               Central Park West at 79th Street
                               New York, NY 10024
--------------------------------------------------------------------------------
 William H. Gray, III          President and Chief Executive Officer
                               The College Fund/UNCF
                               9860 Willow Oaks Corporate Drive
                               P.O. Box 10444
                               Fairfax, Virginia  22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.      Chairman of the Board and Chief Executive Officer
                               J.P. Morgan Chase & Co.
                               270 Park Avenue, 8th Floor
                               New York, New York  10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan              Of Counsel
                               Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                               New York, New York  10036
--------------------------------------------------------------------------------
 Lee R. Raymond                Chairman of the Board and Chief Executive Officer
                               Exxon Mobil Corporation
                               5959 Las Colinas Boulevard
                               Irving, TX 75039-2298
--------------------------------------------------------------------------------
 John R. Stafford              Chairman of the Board
                               American Home Products Corporation
                               5 Giralda Farms
                               Madison, New Jersey  07940
--------------------------------------------------------------------------------

---------------------------
(1)  Each of whom is a United States citizen.

                              Page 10 of 10 pages